

Clariant Ltd Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland





Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

CH-4132 Muttenz 1, 16/03/2010

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
- Ad-hoc Announcement:

Clariant reports progressively improving operating profitability and a strong cash flow during a challenging 2009

- **Sales in 2009 down 14% in local currency and 18% in CHF**
- **Operating income before exceptional items decreased to CHF 270 million in 2009 from CHF 530 million in 2008**
- **Cash flow from operations improved to CHF 757 million from CHF 391 million in the previous year**
- **Net debt reduced to CHF 545 million from CHF 1,209 million in 2008**
- **As part of the ongoing asset network optimization program, further measures are being implemented, affecting production sites in Muttenz (Switzerland), Resende (Brazil) and Thane (India)**
- **Outlook 2010: Clariant does not foresee a sustainable recovery of the global economy. As a consequence, Clariant expects sales growth in local currencies in the low single-digit range. The operating income margin before exceptionals is expected to rise above 6%. Cash flow from operations will remain strong but below the levels of 2009.**

Yours sincerely,

Clariant Ltd

Mirjam Grieder Buttler

82-34978



www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

RECEIVED
2010 FEB 18 P 1:31

Media Release

February 16, 2010

Clariant reports progressively improving operating profitability and a strong cash flow during a challenging 2009

- **Sales in 2009 down 14% in local currency and 18% in CHF**
- **Operating income before exceptional items decreased to CHF 270 million in 2009 from CHF 530 million in 2008**
- **Cash flow from operations improved to CHF 757 million from CHF 391 million in the previous year**
- **Net debt reduced to CHF 545 million from CHF 1,209 million in 2008**
- **As part of the ongoing asset network optimization program, further measures are being implemented, affecting production sites in Muttenz (Switzerland), Resende (Brazil) and Thane (India)**
- **Outlook 2010: Clariant does not foresee a sustainable recovery of the global economy. As a consequence, Clariant expects sales growth in local currencies in the low single-digit range. The operating income margin before exceptionals is expected to rise above 6%. Cash flow from operations will remain strong but below the levels of 2009.**

CEO Hariolf Kottmann commented: "During the year we have successfully focused on generating cash, decreasing costs and reducing complexity. In an economic environment that is still challenging, we will continue to focus on our restructuring efforts. The aim remains to achieve sustainable above industry-average profitability by the end of 2010 and to create a solid platform for profitable growth in the years thereafter."

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Key Financial Data

	Fourth Quarter				Full Year			
in CHF million	2009	2008	% CHF	% LC	2009	2008	% CHF	% LC
Sales	1 710	1 744	-2	2	6 614	8 071	-18	-14
EBITDA before exceptionals	164	104	58	70	495	783	-37	-30
- margin	9.6%	6.0%			7.5%	9.7%		
EBIT before exceptionals	107	42	-	-	270	530	-49	-42
- margin	6.3%	2.4%			4.1%	6.6%		
EBIT	-23	-148	-	-	-20	229	-	-
Net loss	-67	-207			-194	-37		
Operating cash flow	224	217			757	391		
Number of employees					17 536*	20 102**		

* as of December 31, 2009 ** as of December 31, 2008

Clariant 2009 Performance

Muttenz, February 16, 2010 – Clariant, a world leader in specialty chemicals, today announced sales of CHF 6.614 billion in the full-year 2009, compared to CHF 8.071 billion in 2008. This represents a decline of 18% in Swiss francs or 14% in local currency.

The significant drop in sales reflected the severe economic crisis that affected all businesses across all regions. At the beginning of the year, sales were severely impacted by lower demand levels, resulting in significant capacity underutilization and leading to a depressed gross margin in the first quarter. As the year progressed, capacity utilizations rose as sales volumes improved quarter-by-quarter, therefore reducing capacity underutilization costs. In addition, the company took decisive measures to address production overcapacity such as temporary shutdowns, short time work or involuntary vacation. Through strong price management, Clariant was able to maintain sales prices at 2008 levels, while on the other hand raw material prices were lower. As a result, the gross margin for the full year was 28.2%, only slightly lower compared to the 2008 margin of 28.7%.

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In 2009, Clariant focused on the reduction of Sales, General & Administration (SG&A) costs. In absolute terms, SG&A costs decreased to CHF 1.47 billion from CHF 1.64 billion in the previous year. The SG&A cost in percentage of sales increased to 22.2% from 20.3% as a result of lower sales. Consequently the operating income (EBIT) before exceptional items reached CHF 270 million compared to CHF 530 million in the previous year leading to an EBIT margin of 4.1% compared to 6.6% in 2008. Throughout 2009 the operating income before exceptional items improved quarter-by-quarter.

All divisions saw a slight recovery in demand in the second half of the year, although to varying degrees. Based on their decisive restructuring and cost cutting measures, they all contributed positively to the operational income before exceptional items.

Restructuring and impairment costs amounted to CHF 298 million, mainly related to the first phase of site closures within the global asset network optimization program (GANO), and a reduction in headcount. The number of job positions was reduced to 17,536 from 20,102 at year-end 2008. The combination of the restructuring costs and the lower operating income led to a net loss of CHF 194 million compared to a net loss of CHF 37 million in the previous year.

Cash flow from operations amounted to CHF 757 million. This was largely due to the stringent focus on net working capital – mainly inventory reduction and accounts receivable management. In the second half of the year, the progressive improvement of operating income before exceptionals increasingly contributed to the strong cash generation.

Clariant significantly strengthened its balance sheet by increasing its cash position to CHF 1,140 million compared to CHF 356 million in 2008. This included the proceeds of the CHF 300 million convertible bond launched in July. At the same time, net debt was reduced to CHF 545 million from CHF 1,209 million at the end of 2008. The company's gearing – net debt divided by equity – was at 29% by the end of 2009, significantly lower than the 61% at the end of 2008.

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Clariant Q4, 2009 Performance

Clariant reported sales of CHF 1,710 million in the fourth quarter compared to CHF 1,744 million a year ago. All businesses continued to stabilize. At the regional level, Asia showed double-digit growth while all other regions remained at the depressed levels of the previous-year period.

In local currencies, fourth quarter sales rose 2% compared to a weak quarter in the previous year. While volumes increased 8%, sales prices fell 6% and raw material costs were 14% lower. The underutilization costs were also lower than in the previous year quarter as a consequence of higher capacity utilization rates.

As a result, the gross margin for the quarter reached 29.6% compared to 25.2% a year ago. The EBIT margin before exceptional items also improved to 6.3% from 2.4% in the fourth quarter of 2008.

Operating cash flow reached CHF 224 million, up from CHF 217 million a year ago. Future cash flow is expected to be increasingly generated through the operating income line as savings from tight inventory management have already been realized.

Global Asset Network Optimization (GANO) Update

In 2009 Clariant started a program to optimize its global production network. First results were communicated to the public in November. Clariant announced today a second step of this program which effects the following locations:

Clariant will transfer the Textile Dyes and the Textile Chemicals production from Muttenz, Switzerland, to locations in Asia. In addition, the Paper Chemical production will be moved to Prat in Spain.

The optimization of the Textile production in Resende, Brazil, will lead to a partial plant closure.

It will be proposed to the Board of Directors of Clariant Chemicals (India) Ltd to close the Balkum site in Thane, India.

Approximately 500 jobs will be affected by these measures, of which roughly 400 in Muttenz, Switzerland.

The closures and transfers will be completed between 2011 and 2013.

Outlook 2010

The company does not foresee a sustainable recovery of the global economy due to structural problems. Asia – in particular China – and Latin America will continue to provide positive impulses for the world economy, although it is unlikely that these impulses will be strong enough to significantly mitigate a flat or even negative development in Europe and the United States.

Clariant expects 2010 sales growth in local currencies in the low single-digit range. The continued restructuring measures will improve the company's cost position, resulting in a positive impact on the operating result. The EBIT margin before exceptionals is expected to rise above 6%. Cash flow from operations will remain strong. The projected restructuring costs will amount to CHF 200–300 million.

Reflecting the current uncertainties in the economic environment, the Board of Directors will recommend to Clariant's 15th General Assembly on March 29, 2010 to suspend dividends, grants or payouts to shareholders for 2009.

Clariant confirms its target of a sustainable above industry average return on invested capital (ROIC) by the end of 2010.

Business Discussion Fourth Quarter

Textile, Leather & Paper Chemicals

	Fourth Quarter				Full Year			
in CHF million	**2009**	**2008**	**% CHF**	**% LC**	**2009**	**2008**	**% CHF**	**% LC**
Sales	431	429	0	5	1 648	2 020	-18	-13
EBITDA before exceptionals	32	11	191	215	92	152	-39	-29
- margin	7.4%	2.6%			5.6%	7.5%		
EBIT before exceptionals	20	-5	-	-	44	87	-49	-34
- margin	4.6%	-1.2%			2.7%	4.3%		
EBIT	16	-189	-	-	20	-131	-	-

Compared to the fourth quarter of the previous year, sales in the Textile, Leather & Paper Chemicals Division rose 5% in local currencies and remained stable in Swiss francs. Sequentially, demand continued to stabilize at low levels, resulting in a flat sales development compared to the previous quarter. The seasonal pattern was similar to prior years, indicating that business conditions are slowly but steadily normalizing.

Double-digit percentage volume growth in the Textiles business resulted in a moderately higher sales figure year-on-year. Volume growth in the Paper business was similar to Textiles, but more than offset by a substantial pressure on sales prices. This effect was expected as the Paper business implemented massive price increases due to skyrocketing raw material costs during 2008. As a result, Paper posted a sales decline in local currencies compared to the previous year period. The Leather business continued its upward trend in the fourth quarter, driven by a demand increase from the automotive industry. Year-on-year sales grew in the double-digit range in local currencies and in Swiss francs.

At the regional level, the division's biggest market, Asia, stood out with strong local currency sales growth in all three business units. While sales in Europe and Latin America remained relatively stable in local currencies, demand in North America continued to weaken as expected.

The capacity utilization increased compared to previous quarters but was still below normal levels. Consequently, the unabsorbed costs due to underutilization of capacities

were substantially lower compared to the previous year period. Therefore the gross margin improved substantially from the trough levels reached earlier in the year. The operating margin was weaker than in the third quarter but significantly improved on a year-on-year comparison. This came despite a write-down for slow-moving inventories.

Effective January 1, 2010, the division was split into the four stand-alone operating business units Leather Services, Textile Chemicals, Paper Specialties and Emulsions.

Pigments & Additives Division

	Fourth Quarter				Full Year			
in CHF million	**2009**	**2008**	**% CHF**	**% LC**	**2009**	**2008**	**% CHF**	**% LC**
Sales	379	370	2	6	1 459	1 948	-25	-22
EBITDA before exceptionals	44	46	-4	5	125	293	-57	-54
- margin	11.6%	12.4%			8.6%	15.0%		
EBIT before exceptionals	26	27	-4	8	58	216	-73	-71
- margin	6.9%	7.3%			4.0%	11.1%		
EBIT	-47	31	-	-	-50	198	-	-

Despite a moderate pick-up compared to the fourth quarter of the previous year, demand in the Pigments & Additives Division remained weak. Sales were 6% higher in local currencies and 2% up in Swiss francs compared to the fourth quarter of 2008. Sequentially sales were at the same level. Destocking along the value chain has slowed down considerably, but customers continue to be careful when placing orders only for material they need short term.

Sales in the Coatings business rose in the high single-digit range compared to the previous year. A slight recovery in demand from the automotive segment was more than offset by the seasonally weak demand from the decorative paints segment, leading to a significant decline in sales compared to the third quarter. The moderate improvement in demand from the plastics industry that started in the third quarter continued in the fourth quarter. As a result, sales in the Plastics business segment improved in the double-digit range in local currencies. Printing had another satisfactory quarter with Special Inks and Non-impact Printing performing well while Process Colors pigments used in the traditional printed media remained structurally challenged. Sales in the Consumer Industries segment remained stable at the low levels of the third quarter.

Additives sales were moderately lower compared to the prior year and flat sequentially as improved sales in Waxes and Polymer Additives were offset by lower sales of Flame Retardant products.

Regionally Asia was the driving force behind the year-on-year sales recovery in the Pigments & Additives Division. Sales in Latin America continued to grow in the high single-digit range and remained stable sequentially. Business conditions in Europe and North America did not improve and sales fell slightly when compared to the previous-year period.

The gross margin improved significantly compared to the fourth quarter of 2008. The capacity utilization remained at the still low levels of the third quarter. On a comparable basis, sales, general and administrative costs were lower year-on-year. Despite this, the operating margin contracted due to a write-down for slow-moving inventories.

The Pigments & Additives Division was split into two business units that operate as separate units, Pigments and Additives, at the beginning of the current business year.

Masterbatches Division

	Fourth Quarter				Full Year			
in CHF million	2009	2008	% CHF	% LC	2009	2008	% CHF	% LC
Sales	280	258	9	13	1 122	1 278	-12	-8
EBITDA before exceptionals	24	8	200	174	105	122	-14	-8
- margin	8.6%	3.1%			9.4%	9.5%		
EBIT before exceptionals	18	0	-	-	74	89	-17	-9
- margin	6.4%	0.0%			6.6%	7.0%		
EBIT	12	0	-	-	37	76	-51	-46

The broad-based recovery in the Masterbatches Division that started in the third quarter continued into the fourth quarter. Sales increased 13% in local currencies and 9% in Swiss francs.

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The fourth quarter was characterized by stability across all market segments and regions. Higher demand from major resin producers and a recovery in the European automotive industry drove sales growth in the current quarter contributing to already stable demand in the packaging and consumer goods segments.

Led by above average sales growth in Latin America, all regions contributed to the improving performance of the business. With the exception of North America which posted single-digit growth, all regions posted double-digit sales growth in local currencies.

Compared to the previous-year period the division successfully reduced the unabsorbed costs for the underutilization of production facilities. The gross margin therefore improved significantly. The operating margin rose through the year as the division decisively took out costs.

Even with growing demand, Masterbatches continued to adjust its asset base by focusing on consolidation of production operations to gain efficiency and to strengthen cost competitiveness. The division announced site closures in Milford, Delaware (United States) and Lachine, Quebec (Canada) during the quarter. The production from these sites will be transferred to other North American locations.

Within the new Clariant corporate structure, the division will continue to operate as the Masterbatches business unit.

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Functional Chemicals Division

	Fourth Quarter				Full Year			
in CHF million	**2009**	**2008**	**% CHF**	**% LC**	**2009**	**2008**	**% CHF**	**% LC**
Sales	620	687	-10	-9	2 385	2 825	-16	-11
EBITDA before exceptionals	96	80	20	23	283	316	-10	-3
- margin	15.5%	11.6%			11.9%	11.2%		
EBIT before exceptionals	78	64	22	27	217	249	-13	-5
- margin	12.6%	9.3%			9.1%	8.8%		
EBIT	53	59	-10	-9	183	236	-22	-15

The positive sales trend from the third quarter continued into the fourth quarter. However, compared to a good fourth quarter of the previous year, sales were 9% lower in local currencies und 10% in Swiss francs. Higher volumes could not compensate for a significant decline in sales prices year-on-year. This sales price decrease went hand-in-hand with lower raw material costs. Consequently, there was no negative impact on the gross margin. Overall business conditions improved slightly but there were no signs of a broader upturn towards pre-crisis levels. As a positive indication, the pressure on sales prices moderated.

In the Industrial & Consumer Care (ICC) Business, demand remained stable in both Personal Care and Industrial Home Care. Due to mild weather conditions in Europe and North America throughout most of the quarter, the de-icing season started late but ended the quarter on a strong note. De-icing sales reached the levels of the previous year's period. The industrial businesses continued to be difficult although Agrochemicals experienced some improvement and Construction stabilized at low levels. Clariant Oil Services improved over the second and third quarters but lower drilling activity meant that it did not quite meet fourth quarter 2008 levels. The slowdown in drilling activity was offset however by good demand in refinery and mining. Detergents & Intermediates saw a continuation of the stable business conditions which have prevailed since the second quarter of last year.

On a regional level, demand rebounded substantially in Asia while Europe experienced moderate growth. In Latin America a slowdown in business activity was observed while trading conditions in North America remained challenging.

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The capacity utilization in Functional Chemicals was significantly higher than in the same quarter of 2008, which contributed to a higher gross margin overall compared to the previous year. In combination with strict cost control, this led to a satisfactory operating margin before exceptionals.

The new multi-purpose plant in Zhenjiang (P.R. China) is rapidly ramping up volumes and the second project in China, an ethoxylation plant in Daya Bay, is progressing according to schedule for an opening in the first half of 2011.

Starting January 1, 2010, the division was split into the three business units Industrial & Consumer Specialties, Oil & Mining Services and Detergents & Intermediates.

- end -

Contacts

Media Relations

Mark Hengel **Phone:** +41 61 469 66 53
E-Mail: mark.hengel@clariant.com
Arnd Wagner **Phone:** +41 61 469 61 58
E-Mail: arnd.wagner@clariant.com

Investor Relations

Ulrich Steiner **Phone:** +41 61 469 67 45
E-Mail: ulrich.steiner@clariant.com

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Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 17,500 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 6.6 billion in 2009. Clariant is organized into ten Business Units: Additives; Detergents & Intermediates; Emulsions; Industrial & Consumer Specialties; Leather Services; Masterbatches; Oil & Mining Services; Paper Specialties; Pigments; and Textile Chemicals. .

Clariant is committed to sustainable growth, which is derived from its own innovative strength. Clariant's world-class products and services play a key role in its customers' manufacturing processes and add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com